China Modern Agricultural Information

No. A09, Wuzhou Sun Town

Limin Avenue, Limin Development District

Harbin, Heilongjiang, China 150000

April 18, 2016

VIA EDGAR

Melissa Raminpour, Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         China Modern Agricultural Information, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Response dated February 25, 2016

File No. 000-54510

Dear Ms. Raminpour:

We are in receipt of your comment letter dated March 22, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-Q for the Quarterly Period Ended September 30, 2015

Note 1. Organization, page 10

1.	We have reviewed your response to prior comment 3. We are aware that your auditor discussed the transaction on a general basis with our Division’s Office of the Chief Accountant and a conclusion for the accounting was not provided. To help us better under your accounting treatment, please provide us with a summary of your communications with the FASB and tell us the specific accounting guidance considered to record the journal entries detailed in your response. Please advise if you consider this to represent a write-up to fair value of your 60% interest held in China Dairy and explain to us your basis for this adjustment given the common control relationship.

Response:

In response to the Staff’s comment, we respectfully inform the Staff herein that we have spoken with the FASB related to the accounting treatment. Please see the attached Memo (Attachment A) for discussion details along with the ASC 718 (EITF issue 00-23) guidance (Attachment B) in accordance to the determination of the stock compensation.

There was no write-up to fair value of the 60% interest held in China Dairy. The computation of the stock compensation expenses was determined at fair value based on the share price from the prospectus that had been filed with the Australian Stock Exchange (ASX) at $0.20 Australian Dollar per share. The total value was determined by the total of shares given to each party based on this share price.

We respectfully provide our calculation for the compensation of $37.8 million as follow:

FV per share: Australia Dollar $0.20 @Ex 0.7262 based on prospectus filed with the Australian Securities Exchange (ASX)	$0.14524
Total shares of 40%	260,000,000
Total value of shares	$37,762,400
Rounded to USD $37,800,000

The 60% of the interest held in China Dairy was not written up to fair value based on the above fair value determination for the stock compensation expense. Rather, the 60% interest held was determined at 60% of the book value of the operating Company.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Modern Agricultural Information

By:	/s/ Yanyan Liu
Name:	Yanyan Liu
Title:	Chief Financial Officer

ATTACHMENT A

PHONE CONFERENCE WITH THE FASB FOR THE RESTRUCTURING

Date of Discussions	11/5/2015 11/6/2015	**Location:**	Phone Conference at Meeting Room, Wei Wei Office, Flushing, New York
Wei Wei:	Sairyun Tom, Audit Supervisor Rachel Ye, Senior Auditor	**FASB:**	Michael K. Cheng MKCheng@fasb.org Consolidation expert Marie F. Dhimmar mfdhimmar@fasb.org Consolidation expert Mark F. Barton mfbarton@fasb.org Stock compensation expert

Discussion Topic Restructure of the organization for the offering in Australia

FACTS PRESENTED

Before

The US Parent Company owned 100% of the BVI Sub, HK Sub and WFOE through direct ownership.

ORIGIANL LUS CORPORATE STRUCTURE BEFORE THE RESTRUCTURING

CMCI
(Nevada)
Value Development(BVIA)
Value Development
(Hong Kong)
100%
Harbin Jiasheng
(PRC WFOE)
Heilongjiang Zhongxian
(PRC Domestic Company)

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ATTACHMENT A

PHONE CONFERENCE WITH THE FASB FOR THE RESTRUCTURING

After:

For the purpose of the IPO on the Australia Stock Exchange, the new entities were formed in July 2015 and later entered into series of contracts:

1. Two individual set up HK B and BVI B company

Mr. Zhang
(PRC)
100%
China Diary
(HK B)
Youliang Wang
Hope Diary Holdings Ltd
(BVI B)

2. Shareholders entered into agreements to transfer all share of Hope Diary to CMCI and become a 100% owned subsidiary of CMCI.

share transfer agreement
re Hope Diary(BVI B)
Youliang Wang
CMCI
CMCI
Hope Diary
(BVIB)

3. Total shares 10,000 owned by the original holder was transferred to the following entities at HK$1.00 per share. Immediately after the transfer, 65,000 stock split shares were issued at no consideration for every existing share held by the following entities. Same proportionate (60%) before and after the bonus shares issued.

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ATTACHMENT A

PHONE CONFERENCE WITH THE FASB FOR THE RESTRUCTURING

Hope Diary Holdings Ltd (BVI B)
Beijing Ruihua Future Investment Management Co., Ltd
Donghe Group Limited
Integral Capital Group Pty Ltd
Dingxi Shanghai Fund Dingxi (Shanghai) Equity Investment Fund
Zhiyuan International Holding Co., Limited
60%
3%
4%
3%
20%
10%
China Diary (HKB)

Existing Holders	Date of Prospectus	
	Shares	% of Shares on issue
Hope Diary Holdings Ltd	390,000,000	60.00%
Dingxi (Shanghai) Equity Investment Management Co., Limited	130,000,000	20.00%
Zhiyuan International Holding Co., Limited	65,000,000	10.00%
Donghe Group Limited	26,000,000	4.00%
Beijing Ruihua Future Investment Management Co., Ltd.	19,500,000	3.00%
Integral Capital Group Pty Ltd	19,500,000	3.00%
Total	**650,000,000**	**100.00%**

After shares transfered and issurance of shares above, the structure of the Company was as follows:

CMCI
100%
Hope Diary (BVIB)
60%
China Diary (HK B)

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ATTACHMENT A

PHONE CONFERENCE WITH THE FASB FOR THE RESTRUCTURING

4. In order to have operating entities under the Australian public entity (HKB). CMCI transferred (BVI A) to China Diary (HK B). This transaction involved no consideration received or paid as Value Development and China Dairy are under common control by CMCI. See attached SH vote.

share transfer agreement re
Value Development(BVI A)
CMCI
China Diary
CMCI
100%
Hope Diary (BVIB)
60%
China Diary (HKB)
100%
Value Development (BVIA)
5

Final structure

Outside China
In China
CMCI
100%
Hope Diary Holdings Ltd
Other Shareholders
60%
40%
China Dairy Corporation Limited (ASX:CDC)
100%
Value Development Holdings Limited
100%
Value Development Group Limited
100%
Harbin Jiasheng Consulting Management Co., Ltd.
100%
Heilongjiang Zhongxian Information Co., Ltd.
99%
100%
Heilongjiang Xinhua Cattle Industry Co., Ltd.
Shangzhi Yulong Cattle Co., Ltd.

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ATTACHMENT A

PHONE CONFERENCE WITH THE FASB FOR THE RESTRUCTURING

QUESTIONS DISCUSSED:

How to account for the following transaction during the restructure process above:

> **40% of the China Dairy shares were granted to the major shareholder of the US public company and other non-affiliated financial service consulting companies as stock compensation for their services for their planning and restructuring of the Company to enable the Australian IPO process (See attached Board Resolution)**

China Dairy Remaining 40%	Shares	Direct/Indirect relationship with Consultant or shareholders
Beijing Ruihua Future Investment Management Co. Ltd.	3%	Corporate Advisor
Donghe Group Limited	4%	Shareholder
Integral Capital Group Pty Ltd.	3%	Corporate Advisor
Dingxi (Shanghai) Equity Investment Fund	20%	shareholder
Zhiyuan International Holding Co. Limited	10%	Shareholder
Total	40%	

Accounting guidance provided by Marie from FASB:

EITF.PDF

(SEE ATTACHMENT B)

Because the controlling entity (parent) always can direct a controlled entity (Subsidiary A) to grant stock compensation to its employees and to employees of other members of the control group (Subsidiary B), the EITF concluded in Issue 21 of Issue 00-23 that the grantor (Subsidiary A) should measure the fair value of the option or award at the grant date (i.e., the same measurement date for equity instruments granted to employees under ASC 718) and recognize that amount as a dividend to the controlling entity. The EITF believed that recognizing this transaction as a dividend reflects the economics of the arrangement because it may not be clear that the entity granting the stock compensation has received goods or services in return for that grant, or, if the entity has received goods or services, whether the fair value of those goods or services approximates the value of the awards. However, to the extent that the parent or its employees provide services to the subsidiary, the subsidiary should consider the guidance in SAB Topic 1.B, *Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity*.

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ATTACHMENT A

PHONE CONFERENCE WITH THE FASB FOR THE RESTRUCTURING

Based on the above guidance, the Company valued the 40% HK B stock granted to the shareholder (34%) and consultants (6%) at fair value. AS HKB was in the process of filing a prospectus for issuing shares in Australia to trade on the ASX, the Company determined that the best measure of fair value would be to use the offering price in the Prospectus to determine the total fair value of the 260,000,000 shares granted. The offering price was $0.20 Australian dollars (approximately 0.1452 USD $). The total fair value for those shares were calculated to be US $37,762,400.

US parents entry:
Dr. Stock compensation expense 37,762,400
Cr. Investment in HKB 37,762,400

HKB entry
Dr. Dividend distribution 37,762,400
Cr. APIC 37,762,400

Consolidated Entry:
Dr. Stock compensation expense 37,762,400
Cr. APIC 37,762,400

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ATTACHMENT B

2 Scope

2.3.3 Awards granted between companies in a consolidated group

Parent companies often grant stock options to employees of a consolidated subsidiary. Alternatively, a consolidated subsidiary may grant options in its stock to employees of the parent company or to the employees of a brother/sister subsidiary within the consolidated group. As discussed earlier, the FASB concluded that the employee accounting model in ASC 718 applies only to stock compensation awards granted to individuals who qualify as common law employees of the grantor company. The FASB addressed, in prior accounting literature for share-based payments, whether the employee accounting model applies to awards granted by a company to the employees of other entities within the same consolidated group; specifically addressing the applicability of the employee accounting model in both the consolidated company financial statements, as well as in the separate financial statements of the parent and the subsidiary. While these issues were not explicitly addressed in ASC 718, we believe the concepts in the prior accounting literature (Interpretation 44 and Issue 00-23) also should be applied under ASC 718, as discussed below.

2.3.3.1 Consolidated financial statements

The FASB concluded in Interpretation 44 that the employee accounting model applies in the *consolidated financial statements* as long as the recipient of the stock-based award qualifies as a common law employee of *any* entity within the consolidated group. Therefore, for the consolidated company financial statements, the evaluation of whether the individual is an employee is made at the consolidated group level.

2.3.3.2 Separate financial statements

Even though the FASB concluded that subsidiary employees technically are not employees of a parent, the FASB concluded in Interpretation 44 that the employee accounting model should apply to parent company stock awards granted to employees of a consolidated subsidiary in that subsidiary's separate financial statements. As a basis for this limited exception, the FASB acknowledged that some value of a parent company stock award is derived from the subsidiary's (employer's) results of operations. Furthermore, the FASB observed that employees are now frequently transferred between a parent company and a subsidiary and may provide services to both companies during the vesting period.

Compensation cost related to the grant of parent company awards to employees of a consolidated subsidiary are recognized in the subsidiary's separate financial statements with a corresponding credit to equity, representing the parent company's capital contribution. The parent company is considered an economic interest holder in the subsidiary and, therefore, as explained earlier in this section, the subsidiary should account for the plan in the same manner as if the subsidiary adopted the compensatory plan.

2.3.3.3 Awards between entities under common control

As discussed in the preceding section, the FASB provided a practical exception in Interpretation 44 that the employee accounting model should apply to parent company stock awards granted to employees of a consolidated subsidiary in that subsidiary's separate financial statements. However, the FASB decided that the employee accounting model would not apply in the separate financial statements of a subsidiary to awards granted by that subsidiary (in its stock) to the employees of the parent or of another subsidiary within the consolidated group (nor would the employee accounting model apply to the accounting by the subsidiary for stock compensation granted to its employees in the stock of another entity within the consolidated group). For example, the employee accounting model does not apply to awards granted by Subsidiary A to the employees of the parent or to the employees of Subsidiary B in either Subsidiary A's separate financial statements or in Subsidiary B's separate financial statements. While not explicitly addressed in ASC 718, we believe a similar model should be applied.

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2 Scope

Interpretation 44 did not indicate what accounting model would apply to the awards described in the preceding paragraph. Therefore, the EITF in Issue 00-23 clarified the accounting for the grantor (Subsidiary A) and the employer (Subsidiary B) in their respective separate financial statements when an entity grants options on its stock to employees of another entity within the same control group. We also believe that the guidance in Issue 00-23 should be applied to awards accounted for under ASC 718.

Because the controlling entity (parent) always can direct a controlled entity (Subsidiary A) to grant stock compensation to its employees and to employees of other members of the control group (Subsidiary B), the EITF concluded in Issue 21 of Issue 00-23 that the grantor (Subsidiary A) should measure the fair value of the option or award at the grant date (i.e., the same measurement date for equity instruments granted to employees under ASC 718) and recognize that amount as a dividend to the controlling entity. The EITF believed that recognizing this transaction as a dividend reflects the economics of the arrangement because it may not be clear that the entity granting the stock compensation has received goods or services in return for that grant, or, if the entity has received goods or services, whether the fair value of those goods or services approximates the value of the awards. However, to the extent that the parent or its employees provide services to the subsidiary, the subsidiary should consider the guidance in SAB Topic 1.B, *Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity*.

In Issue 22 of Issue 00-23, the EITF concluded that the employer (Subsidiary B) should account for the options or awards as compensation cost under the fair value model with a corresponding credit to equity to reflect a capital contribution from, or on behalf of, the controlling entity (parent). However, the EITF did not specify how "the fair-value method" should be applied. Specifically, it is not clear whether the employer should apply the fair-value guidance in: (a) ASC 718 for awards to employees (fair value measured at the grant date), (b) ASC 505-50 for awards to nonemployees, or (c) ASC 815 (fair value at the date the options are exercised, are forfeited, or expire).

In Issue 21 of Issue 00-23, the EITF concluded that in its separate financial statements, the grantor should measure the stock options and resulting dividend at the fair value at the date of grant, without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for stock-based compensation granted to nonemployees described in ASC 505-50 (which would require a final measurement of the grant when it vests), the departure from ASC 505-50 is not unreasonable given that Issue 21 addresses the measurement of a capital transaction (a dividend) rather than compensation. However, with regard to the separate financial statements of the employer, the issue is the measurement of compensation cost and Issue 21 does not apply.

Stock-based compensation arrangements addressed in ASC 718 are excluded from the scope of ASC 815. However, these options are not equity of the employer, rather they represent options written by the employer on the equity of a different company (see further discussion in Section 2.5). Therefore, we believe that ASC 815 would apply (assuming the award meets the definition of a derivative in ASC 815). Although ASC 815 requires a written option to be marked to fair value through earnings, we believe that the resulting compensation cost to be recognized prior to vesting should be recognized based on the guidance in ASC 718 for the accounting for liability awards. As such, the fair value of the award would be measured each reporting period and would be recognized over the requisite service period as compensation cost. After vesting, the employer would continue to mark the written option to fair value with changes in fair value recognized as compensation cost until the award is exercised or expires.

The following table summarizes the above guidance regarding the accounting method for awards granted among companies that are part of a consolidated group in both the company's consolidated financial statements and the separate financial statements of the parent company and its subsidiaries:

Financial reporting developments Share-based payment | 20

2 Scope

Award based on stock of:	Consolidated financial statements	Separate financial statements of parent	Separate financial statements of subsidiary A	Separate financial statements of subsidiary B
	Accounting model to be applied to the share-based payments			
Parent to employees of a consolidated Subsidiary A	Employee	Employee (1)	Employee	N/A
Consolidated Subsidiary A to employees of parent[5]	Employee	Employee (1)	Fair value (2)	N/A
Consolidated Subsidiary A to employees of consolidated Subsidiary B	Employee	Employee (1)	Fair value (2)	Fair value (3)

(1) Parent-only financial statements generally are required as supplemental disclosure to audited financial statements in filings with the SEC and prepared in a manner that accounts for investments in consolidated subsidiaries as a single line item in the balance sheet and income statement (i.e., the financial statements literally do not comply with GAAP for full financial statements). Net income is the same in the parent-only financial statements as in the parent's GAAP consolidated financial statements. Accordingly, because the presentation of the subsidiaries does not change the fact that those entities are controlled and must be consolidated in the parent's GAAP financial statements, we believe it is appropriate to account for awards by a member of the consolidated group to employees of another member of the consolidated group under the employee model pursuant to ASC 718 in parent-only financial statements, consistent with the accounting for the awards in the parent's consolidated financial statements.

(2) The stock-based award would be measured at fair value at the grant date and that amount would be recognized as a dividend to the parent.

(3) The EITF did not specify whether the employer should apply the fair-value method as interpreted by ASC 505-50 or ASC 815. We believe that ASC 815-10 generally would apply (this treatment is consistent with the accounting for options granted to employees in unrestricted, publicly traded shares of an unrelated entity, as discussed in Section 2.5).

The guidance above only applies to members of a consolidated group, and does not apply to unconsolidated investees (even if the investor owns over 50% of an investee but does not consolidate the investee due to participating minority veto rights that preclude consolidation, as discussed in ASC 810-10). In those situations, the accounting described in Section 2.4 below would apply.

2.4 Awards granted to employees of an equity method investee

In some situations, an investor may grant share-based payments on its stock to employees of an equity method investee or joint venture. Issues arise as to both the accounting by the investor and the investee for this transaction.

The FASB stated in Question 3 of Interpretation 44 that the employee accounting model does not apply to the accounting by a corporate investor for stock compensation it grants to employees of an investee accounted for under the equity method, because the award recipients are not common law employees of the investor. Although Interpretation 44 was not codified, we believe that its concepts are still applicable. Because the definition of an employee in ASC 718 is essentially the same as the definition in Interpretation 44, we believe that share-based payments by an investor to employees of an equity method investee also should be accounted for as nonemployee awards, which are excluded from the scope of ASC 718. Rather, share-based payments granted to nonemployees are addressed by ASC 505-50, which states that the measurement date for equity awards granted to nonemployees is the earlier of (a) the performance commitment date or (b) the date the services required under the arrangement have been completed (i.e., the date the instrument vests).

ASC 323-10 requires that an investor recognize its share of the earnings or losses of an investee in the periods that such amounts are reported by the investee in its financial statements. ASC 323-10-25-3 through 25-5 provide guidance on awards of share-based compensation granted to employees of an

5 This scenario assumes that services are being provided to the parent.

Financial reporting developments Share-based payment | 21